FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4R(1)(a) and (c) GlaxoSmithKline plc ('GSK') was advised on 3 October 2014, of changes in the interests of the following Directors, Persons Discharging Managerial Responsibility and Connected Persons, arising from the purchase of Ordinary Shares of GSK on 2 October 2014, at a price of 1415.94 pence per Ordinary Share, as a result of the reinvestment of dividends paid on Ordinary Shares held in the GlaxoSmithKline ShareReward Plan.

Director/PDMR	Ordinary Shares
Sir Andrew Witty	36
Mr S Dingemans	10
Mr R G Connor	44
Mr S A Hussain	9
Mr D S Redfern	52
Ms C Thomas	52
Mr P C Thomson	24
Dr P J T Vallance	29
Ms E Walmsley	5
Mrs V A Whyte	34

Connected person	Ordinary Shares
Mrs K Thomson (Connected person of Mr P C Thomson)	14

V A Whyte
Company Secretary

3 October 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 03, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc